United States securities and exchange commission logo





                               August 19, 2022

       Patrick Orlando
       Chairman and Chief Executive Officer
       Digital World Acquisition Corp.
       78 SW 7th Street
       Miami, FL 33130

                                                        Re: Digital World
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 5,
2022
                                                            File No. 001-40779

       Dear Mr. Orlando:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1.                                                   We note that the
closing of the PIPE is conditioned on the    concurrent    closing of the
                                                        Business Combination
and on the PIPE resale registration statement being declared effective no later than
the closing of the Business Combination. Additionally, we note that the securities
purchase agreements with the PIPE investors contemplates those investors having the
ability to sell their securities as soon as the Business Combination is completed. Generally,
securities issued in a private transaction may not be registered for resale pursuant to Rule
415 until after the private placement is completed. Refer to
                                                        Question 134.01 of our
Securities Act Sections Compliance and Disclosure Interpretations
                                                        for guidance. Given
that the investors are not irrevocably bound to purchase the securities, it appears
that the PIPE is unlikely to proceed in its current form. Please revise to provide prominent
cautionary language and risk factor disclosure highlighting the risks associated with the
parties needing to restructure the PIPE and the securities purchase agreements, and the
consequences to the parties if the PIPE investors decline to proceed.
 Patrick Orlando
Digital World Acquisition Corp.
August 19, 2022
Page 2
2.       Revise to provide pagination for the proxy statement. Refer to Rule
14a-5(a).
Background
TMTG Business Combination

3. With a view toward revised disclosure, please tell us whether the parties have amended or made efforts to amend the Merger Agreement in light of the Extension Amendment
         Proposal.
4. Revise to provide a meaningful summary and discussion of the terms of the PIPE arrangements, including the unique features and the related risks to stockholders that are being asked to approve the Extension Amendment Proposal.
Risk Factors
There are no assurances that the Extension...

5. Please expand your disclosure to include a discussion of the termination rights of Trump
         Media & Technology Group Corp. and the PIPE investors. In this regard, we note that
         Section 8.1 of the merger agreement permits Trump Media & Technology Group Corp. to terminate the agreement after September 20, 2022 (or December 20, 2022 if the purchaser exercises its right to extend the agreement) and Section 5.1 of the securities purchase agreement permits the PIPE investors to terminate the agreement after September 20, 2022, in each case if the business combination has not been consummated by the respective date. Also, disclose that there can be no assurance that you will find an alternative target if you are unable to consummate the business combination with Trump Media & Technology Group Corp.
We may be deemed a "foreign person" under the regulations relating to CFIUS...

6. We note your disclosure that the Sponsor is not controlled by a non-U.S. person and that,
       to the best of the Company   s knowledge, other than the members holding
an approximate
FirstName LastNamePatrick Orlando
       17.2% minority interest in the Sponsor, the Sponsor does not have substantial ties with
Comapany    NameDigital
       any non-U.S.       WorldWith
                      persons.  Acquisition  Corp.
                                    respect to the remaining 82.8% owned by
U.S. persons on a
Augustlook-through
        19, 2022 Page basis,
                        2 tell us whether they have substantial ties with
non-U.S. persons.
FirstName LastName
 Patrick Orlando
FirstName  LastNamePatrick Orlando
Digital World Acquisition Corp.
Comapany
August  19, NameDigital
            2022        World Acquisition Corp.
August
Page  3 19, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology